                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

         Form 20-F X  Form 40-F
                  ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

         Yes       No  X
            ---       ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

         Yes       No  X
            ---       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

         Yes       No  X
            ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Semiconductor Manufacturing International Corporation (the "Registrant") is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press announcement dated April 16, 2004 relating to the end of the stabilization period relating to the Registrant's initial public offering.

Exhibit 99.2: Press release dated April 16, 2004 announcing the Registrant's webcast conference call relating to its first quarter 2004 earnings to be held on April 26, 2004.

Exhibit 99.3: Press release dated April 26, 2004 relating to the Registrant's first quarter 2004 results.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Semiconductor Manufacturing
                                    International Corporation

                                    By: /s/ Richard R. Chang
                                        ------------------------------------
                                        Name:  Richard R. Chang
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer

Date: April 26, 2004

                                  EXHIBIT INDEX

Exhibit         Description

Exhibit 99.1: Press announcement dated April 16, 2004 relating to the end of the stabilization period relating to the Registrant's initial public offering.

Exhibit 99.2: Press release dated April 16, 2004 announcing the Registrant's webcast conference call relating to its first quarter 2004 earnings to be held on April 26, 2004.

Exhibit 99.3: Press release dated April 26, 2004 relating to the Registrant's first quarter 2004 results.

                                                                    Exhibit 99.1

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is made pursuant to the requirement under Section 9(2) of the Securities and Futures (Price Stabilizing) Rules.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein or the context otherwise requires, terms defined in the prospectus dated 8 March 2004 (the "Prospectus") issued by Semiconductor Manufacturing International Corporation (the "Company") have the same meanings when used in this announcement.

                                  [SMIC LOGO]

             SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

                            [Chinese Company Name]*

           (Incorporated in the Cayman Islands with limited liability)

               STABILIZING ACTION AND END OF STABILIZATION PERIOD

SUMMARY

..    The Company announces that the stabilization period in connection with the
     Global Offering ended on 10 April 2004.

..    Stabilizing actions were undertaken during the stabilization period with the purchase of 234,206,000 additional Shares in a price range of between HK$2.10 and HK$2.475 and the purchase of 10,770,420 additional ADSs in a price range of between US$14.30 and US$17.00, solely to cover over-allocations in the US offering and the International Placing.

The Company announces that the stabilization period in connection with the Global Offering ended on 10 April 2004. As advised by Credit Suisse First Boston (Hong Kong) Limited, as stabilizing manager for the Global Offering, stabilizing actions were undertaken during the stabilization period with the purchase of 234,206,000 additional Shares in a price range of between HK$2.10 and HK$2.475 and the purchase of 10,770,420 additional ADSs in a price range of between US$14.30 and US$17.00, solely to cover over-allocations in the US offering and the International Placing. Also, as advised by the stabilizing manager, the last purchase of 3,100 ADSs was made on 1 April 2004 at a price of US$15.00.

The purchases were made by the stabilizing manager on behalf of the US Underwriters and International Underwriters. The Over-allotment Option as referred to in the Prospectus was not exercised.

                                             By order of the Board
                         Semiconductor Manufacturing International Corporation
                                               Richard R. Chang
                                                  Chairman

Hong Kong, 16 April 2004

* for identification only.

                                                                    Exhibit 99.2

SMIC to Webcast Conference Call on First Quarter 2004 Earnings on April 26, 2004

Shanghai, China - April 16, 2004 - SMIC (NYSE: SMI, SEHK: 981) announced that its first quarter 2004 results are scheduled to be issued at 5 p.m. Shanghai time on Monday, April 26th, 2004. Following the earnings release, SMIC will host a conference call at 8 p.m. Shanghai time. The call will be webcast live with audio at www.smics.com. Those without internet access may participate in the conference call by dialing the following numbers: U.S. 1-617-801-9715 (Passcode:
32233010) or HK 852-800-963-844 (Passcode: 32233010).

Chairman, Chief Executive Officer, and President Dr. Richard Chang and Chief Financial Officer Jenny Wang will discuss the company's first quarter results and take questions from investors. Presentation slides will be accessible at www.smics.com at 6 p.m. Shanghai time on April 26/th/.

The live audio webcast will be archived for replay on SMIC's website at www.smics.com.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

Contacts

Sarina Huang                             Evonne Hwang
Public Relations Department              Investor Relations Department
Tel: 86-21-5080-2000 ext. 10356          Tel: 86-21-5080-2000 ext. 16275
Fax: 86-21-5080-2868                     Fax: 86-21-5080-3619

                                                                    Exhibit 99.3

Semiconductor Manufacturing International             18 Zhangjiang Road
  Corporation                                         Pudong New Area
www.smics.com                                         Shanghai,
                                                      People's Republic of China

NEWS RELEASE

All currency figures stated in this report are in US Dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.

                     SMIC reports 2004 first quarter results

                                   Highlights

..   Sales increased to $186.9 million, up 28.9% from 4Q03.

..   Operating profit increased to $26.8 million, up 481.3% from 4Q03.

..   Net income increased to $27.5 million, up 152.4% from 4Q03.

..   Wafer shipments increased 13.8% to 174,325 8-inch wafers; blended average selling price increased by 10.8% to $1008.

..   Successful completion of the Company's initial public offering on both the
    New York Stock Exchange and the Hong Kong Stock Exchange, raising $1,017 million.

Shanghai, China - April 26, 2004. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) ("SMIC" or the "Company"), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2004. Sales increased 28.9% in the first quarter of 2004 to $186.9 million from $145.0 million in the prior quarter. Operating profit increased 481.3% in the first quarter of 2004 to $26.8 million from $4.6 million in the prior quarter. Recurring net income increased 152.4% in the first quarter of 2004 to $27.5 million from $10.9 million in the prior quarter. Gross profit margin increased to 32.2% in the first quarter of 2004 from 21.2% in the prior quarter.

     The Company reported net income attributable to holders of ordinary shares of $8.6 million, or $0.0033 per share and $0.1630 per ADS (on a fully diluted basis, $0.0005 per share, and $0.0273 per ADS). Excluding a one-time, non-cash deemed dividend on preference shares of $18.8 million, recurring net income would have been $27.5 million, or $0.0104 per share and $0.5197 per ADS (on a fully diluted basis, $0.0017 per share and $0.0869 per ADS).

"We are pleased to report sequential growth during the first quarter of 2004," said Dr. Richard Chang, President and Chief Executive Officer of SMIC. "During this quarter, the Company was able to achieve significant growth in our results of operations due to increased capacity, resulting in increased wafer shipments, an increasing average sales price due to a shift in our product mix toward higher-priced wafers using more advanced manufacturing processes, and overall positive market conditions. During the first quarter of 2004, we engaged 16 new customers. We received relatively strong orders from our customers across all market segments, and in particular the communications market segment. The Company's performance during the first quarter, including the successful completion on March 18, 2004 of the Company's initial public offering on both the New York Stock Exchange and the Hong Kong Stock Exchange which raised in the aggregate $1,017 million, demonstrates our ability to execute effectively our business plan and our competitiveness in the foundry industry."

Conference call / Webcast announcement details

Date: April 26, 2004
Time: 8 p.m. Shanghai time
Dial-in numbers and access codes: U.S. 1-617-801-9715 (Pass code: 32233010) or HK 852-800-963-844 (Pass code: 32233010).

A live webcast of the 1Q 2004 results announcement will be available at www.smics.com under the "Investor Relations" section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

     SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

Safe harbor statements
(Under the Private Securities Litigation Reform Act of 1995)

     This press release may contain, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

     Investors should consider the information contained in SMIC's filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

     Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai                                       Sarina Huang
Investor Relations Department                   Public Relations Department
Tel: 86-21-5080-2000, ext. 16088                Tel: 86-21-5080-2000, ext. 10356
Fax: 86-21-5080-3070                            Fax: 86-21-5080-2868

Evonne Hwang
Investor Relations Department
Tel: 86-21-5080-2000, ext. 16275
Fax: 86-21-5080-3070

Summary:

Amounts in US$ thousands, except for EPS

---------------------------------------------------------------------------------------------------------------
                                             1Q04           4Q03            QoQ          1Q03           YoY
                                             ----           ----                         ----           ---
Sales                                        186,937         145,047         28.9%         38,442       386.3%
Gross profit                                  60,156          30,714         95.9%        (25,053)          -
Operating expenses                           (33,313)        (26,097)        27.7%        (13,279)      150.9%
Operating profit                              26,843           4,617        481.3%        (38,332)          -
Other income                                     609           6,260        (90.3%)           280       117.5%
Net income/(1)/                               27,452          10,877        152.4%        (38,052)
Deemed dividend                              (18,839)         (2,531)       644.4%              0           -
Net income attributable to holders
  of ordinary shares                           8,613           8,346          3.2%        (38,052)          -

Gross profit margin                             32.2%           21.2%                       (65.2%)
Operating margin                                14.4%            3.2%                       (99.7%)

Basic EPS - per ordinary share/(2)/          $0.0033         $0.0867                     ($0.4434)
Basic EPS - per ADS/(3)/                     $0.1630         $4.3334                    ($22.1718)
Diluted EPS - per ordinary share/(4)/        $0.0005         $0.0005                     ($0.4434)
Diluted EPS - per ADS/(5)/                   $0.0273         $0.0268                    ($22.1718)

Wafers shipped (in 8" wafers)/(6)/           174,325         153,125         13.8%         74,596       133.7%
Blended ASP                                   $1,008            $910         10.8%           $494       104.0%
Logic ASP/(7)/                                $1,081            $967         11.8%           $635        70.2%
Capacity utilisation                              99%             97%                          88%
---------------------------------------------------------------------------------------------------------------

Note:

(1)  prior to deemed dividend charge of $18.8 million
(2) Based on 1Q04 net income excluding dividends, basis EPS per ordinary share is $0.0104. 4Q03, basic EPS per ordinary share is $0.1130.
(3) Based on 1Q04 net income excluding dividends, basis EPS per ADS is $0.5197. 4Q03, basic EPS per ADS is $5.6480.
(4) Based on 1Q04 net income excluding dividends, diluted EPS per ordinary share is $0.0017. 4Q03, basic EPS per ordinary share is $0.0007.
(5) Based on 1Q04 net income excluding dividends, diluted EPS per ADS is $0.0869. 4Q03, basic EPS per ADS is $0.0349.
(6)  including copper interconnects
(7)  excluding copper interconnects

..    Sales increased to $186.9 million, up 28.9% QoQ from $145.0 million in 4Q03 and 386.3% YoY from $38.4 million in 1Q03. The key factors leading to these increases were the following:
          .    increased capacity to 65,420 8-inch wafers as of the end of 1Q04;
          .    increased wafer shipments to 174,325, up 13.8% QoQ from 153,125 in 4Q03;
          .    higher utilization rate of 99%; and
          .    increased ASP to $1,008, up 10.8% from $910 in 4Q03, due to the shift in product mix towards higher priced wafers.
..    Gross profit increased to $60.2 million, up 95.9% QoQ from $30.7 million in
     4Q03 and from $(25.1) million in 1Q03. Gross profit margin increased to 32.2% in 1Q04 from 21.2% in 4Q03.
..    R&D expenditures increased to $16.5 million, up 77.1% QoQ from $9.3 million, due primarily to the non-recurring start-up cost associated with Fab 7 (Tianjin).
..    G&A expenses decreased to $10.7 million, down 12.8% from $12.3 million due primarily to foreign exchange movements.
..    Selling & Marketing expenses decreased to $1.7 million, down 23.0% from
     $2.3 million.
..    Operating profit increased to $26.8 million, up 481.3% QoQ from $4.6 million in 4Q03 and from $(38.3) million in 1Q03.
..    Interest income decreased by $1.5 million in 1Q04 due to the non-recurring interest income received in 4Q03 in connection with the sale of the Company's Series C convertible preference shares. Interest expense in 1Q04 increased by $1.8 million due to the reduction of capitalized interest.
..    Net income increased to $27.5 million, up 152.4% QoQ from $10.9 million in
     4Q03 and from $(38.1) million in 1Q03. Net income attributable to holders of ordinary shares increased to $8.6 million, up 3.2% QoQ from $8.3 million in 4Q03 and from $(38.1) million in 1Q03.

1.   Analysis of revenues

---------------------------------------------------------------------------------------------------------------
Sales analysis

By Application                                           1Q04        4Q03        3Q03        2Q03         1Q03
--------------                                           ----        ----        ----        ----         ----
Computer                                                25.1%       26.7%       33.3%       49.8%        71.6%
Communications                                          56.0%       55.8%       48.2%       32.5%        14.5%
Consumer                                                12.7%       13.5%       11.7%       11.3%         9.7%
Others                                                   6.2%        4.0%        6.8%        6.4%         4.2%

By Technology (logic, memory & copper                    1Q04        4Q03        3Q03        2Q03         1Q03
--------------------------------------                   ----        ----        ----        ----         ----
interconnect only)
------------------
0.13(mu)m                                               10.1%       10.4%       15.0%       13.5%         4.6%
0.15(mu)m                                               15.7%       17.5%       10.0%        0.0%         0.0%
0.18(mu)m                                               44.4%       34.7%       19.7%       10.5%         2.7%
0.25(mu)m                                                8.3%       10.6%       33.7%       57.4%        82.5%
0.35(mu)m                                               21.5%       26.8%       21.6%       18.6%        10.2%

By Logic Only/(1)/                                       1Q04        4Q03        3Q03        2Q03         1Q03
------------------                                       ----        ----        ----        ----         ----
0.13(mu)m                                                0.0%        0.0%        0.0%        0.0%         0.0%
0.15(mu)m                                                4.4%        1.9%        0.3%        0.1%         0.0%
0.18(mu)m                                               58.5%       52.9%       40.3%       33.3%        13.7%
0.25(mu)m                                                5.0%        3.4%       15.1%        7.6%        35.5%
0.35(mu)m                                               32.1%       41.8%       44.3%       59.0%        50.8%

By Device                                                1Q04        4Q03        3Q03        2Q03         1Q03
----------                                               ----        ----        ----        ----         ----
Logic (including copper interconnect only)              72.4%       71.6%       60.0%       43.3%        23.6%
Memory                                                  21.6%       24.5%       34.0%       53.0%        72.2%
Other (mask making & probing)                            6.0%        3.9%        6.0%        3.7%         4.2%

By Customer Type                                         1Q04        4Q03        3Q03        2Q03         1Q03
----------------                                         ----        ----        ----        ----         ----
Fabless semiconductor companies                         36.6%       30.8%       31.1%       38.2%        48.9%
Integrated device manufacturers (IDM)                   54.0%       62.7%       49.2%       29.9%         8.2%
System companies and Others                              9.4%        6.5%       19.7%       31.9%        42.9%

By Geography                                             1Q04        4Q03        3Q03        2Q03         1Q03
------------                                             ----        ----        ----        ----         ----
North America                                           41.4%       36.2%       38.8%       39.6%        26.6%
Taiwan                                                  13.3%        9.5%       24.8%       42.1%        67.2%
South Korea                                             12.2%       17.7%       11.4%       10.4%         0.7%
Japan                                                   16.3%       15.5%       13.3%        4.2%         2.7%
Europe                                                  15.1%       19.7%        9.7%        1.6%         0.1%
Asia Pacific (ex. Japan, S. Korea and Taiwan)            1.7%        1.4%        2.0%        2.1%         2.7%

---------------------------------------------------------------------------------------------------------------

Note:

(1) excluding 0.13(mu)m copper interconnects

..   Sales from the communications segment grew faster than other applications in
    1Q04 compared to 4Q03.
..   Percentage of sales from logic wafers, including copper interconnects, increased to 72.4% of sales in 1Q04, as compared to 71.6% in 4Q03 and 23.6% in 1Q03.
..   Percentage of sales from 0.18(mu)m and below technologies increased to 70.2%
    of sales in 1Q04, as compared with 62.6% in 4Q03 and 7.3% in 1Q03.
..   Fabless companies accounted for 36.6% of sales in 1Q04, as compared to 30.8%
    in 4Q03.
..   Percentage of sales generated from North American customers increased to
    41.4% in 1Q04, as compared to 36.2% in 4Q03. Sales generated from Taiwanese and Japanese customers increased to 13.3% and 16.3% in 1Q04, as compared to 9.5% and 15.5% in 4Q03, respectively.

Capacity:

wafers per month at the end of the period in 8" wafers

--------------------------------------------------------------------------
Fab / (Wafer Size)                                      1Q04        4Q03
-----------------                                       ----        ----
Fab 1 (8")                                             31,720      28,000
Fab 2 (8")                                             24,400      21,000
Total monthly wafer fabrication capacity               56,120      49,000

Copper Interconnects:
Fab 3 (8")                                              9,300       9,000
Total monthly copper interconnect capacity              9,300       9,000
--------------------------------------------------------------------------

..      As of the end of 1Q04, monthly capacity increased to 65,420 wafers, as the Company continued to ramp up Fabs 1, 2, and 3.

Shipment and utilization:

------------------------------------------------------------------------------------------------------------
8" wafers                                               1Q04        4Q03        3Q03       2Q03        1Q03
---------                                               ----        ----        ----       ----        ----
Wafer shipments including copper interconnects        174,325     153,125     130,780     117,950     74,596

Utilization rate/(1)/                                   99%         97%         93%         97%        88%
------------------------------------------------------------------------------------------------------------

Note:

(1)  Capacity utilization based on total wafer out divided by estimated capacity

..    Wafer shipment of 174,325 units of 8-inch wafers in 1Q04, representing a
     13.8% increase from 4Q03 and 133.7% increase from 1Q03.

..    The utilization rates varied from quarter to quarter due to capacity ramp-up and the product mix.

           ----------------------------------------------------------
                       Blended average selling price trend
           ----------------------------------------------------------

                  Q103      Q203      Q303      Q403      Q104
                  $494      $614      $771      $910     $1,008

The blended ASP increased to $1008 in 1Q04 from $910 in 4Q03 and $494 in 1Q03, mainly due to the shift to production of more logic and less DRAM wafters, the adoption of more advanced and higher margin process technologies, the overall improvement in market prices for semiconductors and the establishment of the Company in the market.

              ----------------------------------------------------
                        Logic average selling price trend
                   (excluding 0.13(mu)m copper interconnects)
              ----------------------------------------------------

                  Q103      Q203      Q303      Q403      Q104
                  $635      $797      $883      $967     $1,081

The logic ASP (excluding 0.13(mu)m copper interconnects) increased to $1081 in 1Q04 from $967 in 4Q03 and $635 in 1Q03, mainly due to the shift to production of more advanced (*** 0.18(mu)m) logic wafers, the adoption of more advanced and higher margin process technologies, the overall improvement in market prices for semiconductors and the establishment of the Company in the market.

*** denotes less than equal to
                                        5

2.  Detailed financial analysis

Gross profit analysis

-------------------------------------------------------------------------------------------------
Amounts in US$ thousands                 1Q04         4Q03          QoQ       1Q03         YoY
                                         ----         ----          ---       ----         ---
Cost of sales                           126,781      114,333       10.9%      63,495       99.7%
   Depreciation                          64,423       58,193       10.7%      28,511      126.0%
   Other manufacturing costs             62,358       56,140       11.1%      34,984       78.2%

Gross Profit                             60,156       30,714       95.9%     (25,053)         -

Gross Margin                              32.2%        21.2%                   (65.2%)
-------------------------------------------------------------------------------------------------

..   Gross profit increased to $60.2 million, up 95.9% QoQ from $30.7 million in
    4Q03 and from $(25.1) million in 1Q03, mainly due to increased capacity resulting in increased wafer shipments, a higher utilization rate, and an increase in ASP due to the shift in product mix towards higher priced wafers.
..   Gross margin increased to 32.2% in 1Q04 from 21.2% in 4Q03.

Operating expense analysis

----------------------------------------------------------------------------------------------------------
Amounts in US$ thousands                            1Q04        4Q03         QoQ       1Q03         YoY
                                                    ----        ----         ---       ----         ---
Total operating expense                           (33,313)    (26,097)       27.7%   (13,279)      150.9%
  General & Administrative                        (10,688)    (12,251)      (12.8%)   (3,916)      172.9%
  Selling & Marketing                              (1,747)     (2,270)      (23.0%)   (2,145)      (18.6%)
  R&D                                             (16,540)     (9,341)       77.1%    (6,339)      160.9%
  Amortization of deferred stock compensation      (4,338)     (2,235)       94.1%      (879)      393.5%

----------------------------------------------------------------------------------------------------------

..   Total operating expenses increased to $33.3 million, up 27.7% QoQ from
    $26.1 million, and 150.9% YoY from $13.3 million in 1Q03.
..   R&D expenditures increased to $16.5 million, up 77.1% QoQ from $9.3 million, due primarily to the non-recurring start-up cost associated with Fab 7 (Tianjin).
..   Amortization of deferred stock compensation increased to $4.3 million, up
    94.1% QoQ from $2.2 million, due to the issuance of options to employees, primarily associated with the closing of the acquisition of Fab 7.

Non-Operating items

------------------------------------------------------------------------------------------------------------
Amounts in US$ thousands                                 1Q04        4Q03      QoQ        1Q03      YoY
                                                         ----        ----      ---        ----      ---

Other income, net                                         609       6,260     (90.3%)      280      117.5%
  Interest income                                       1,484       2,983     (50.3%)      678      118.9%
  Interest expense, net of government subsidy          (2,743)       (926)    196.4%      (146)    1777.9%
  Other, net                                            1,868       4,203     (55.5%)     (252)         -

Deemed dividend                                       (18,839)     (2,531)   (644.4%)        0          -
------------------------------------------------------------------------------------------------------------

..   Interest income decreased by $1.5 million in 1Q04 due to the non-recurring interest payment received in 4Q03 in connection with the sale of the Company's Series C convertible preference shares. Interest expense in 1Q04 increased by $1.8 million due to the reduction of capitalized interest.
..   Deemed dividends, which are non-cash and non-recurring expense items, represent the difference between the sale and conversion prices of warrants to purchase Series D convertible preference shares the Company issued in 1Q04 and their respective fair market values. The warrants expired upon the closing of the initial public offering of the Company.

3.  Liquidity

-------------------------------------------------------------------------
Amounts in US$ thousands                                 1Q04        4Q03
                                                         ----        ----
Cash and cash equivalents                           1,373,072     445,276
Short term investments                                 27,306      27,165
Accounts receivable                                   116,812      90,539
Inventory                                              85,479      69,924
Others                                                 50,383      47,978
Total current assets                                1,653,052     680,882

Accounts payable                                      390,071     211,762
Current portion of long-term debt                      95,992           0
Others                                                 88,951     113,669
Total current liabilities                             575,014     325,431

Cash Ratio                                               2.4x        1.4x
Quick Ratio                                              2.7x        1.9x
Current Ratio                                            2.9x        2.1x
-------------------------------------------------------------------------

.. Cash and cash equivalents increased to $1,373.1 million from $445.3 million, primarily due to the receipt of the net proceeds from the initial public offering. The cash ratio remains healthy at 2.4x.

Receivable/Inventory Days trends

                                   1Q03     2Q03     3Q03    4Q03    1Q04
   Day Sales Outstanding            53       43       48      49      50
   Day Inventory Outstanding        71       64       62      55      49

.. Inventory turnover continued to improve, with the number of days for inventory outstanding decreasing to 49 days in 1Q04 from 55 days in Q403.

Capital Structure

------------------------------------------------------------------------
Amounts in US$ thousands                        1Q04                4Q03
                                                ----                ----
Cash and cash equivalents                  1,373,072             445,276
Short-term investment                         27,306              27,165

Current portion of long-term debt             95,992                   0
Long-term debt                               397,898             479,961
Total debt                                   493,890             479,961

Net cash                                     906,488             (7,520)

Shareholders' equity                       2,894,431           1,485,115

Total debt to equity ratio                      17.1%               32.3%
------------------------------------------------------------------------

..  Total debt increased to $493.9 million in 1Q04 compared with $480.0 million in 4Q03.
..  Total debt-to-equity ratio improved to 17.1% in 1Q04 from 32.3% in 4Q03.

4.  Cashflow & Capex

------------------------------------------------------------------------
Amounts in US$ thousands                              1Q04          4Q03
                                                      ----          ----

Net income                                          27,452        10,877
Depreciation & amortization                         84,264        68,898
Amortization of acquired intangible assets           3,237         1,041

Net change in cash                                 927,796      (33,597)
------------------------------------------------------------------------

Capex plans

..    Planned capital expenditure for 2004 remains at $1,950 million.

5.   2Q04 outlook and guidance

..    Wafer shipments expected to increase by mid-teens
..    Utilization to remain at similar levels
..    Blended ASP QoQ remains unchanged
..    Logic process mix of 0.18(mu)m and below, excluding copper interconnects, likely to remain at similar levels
..    Logic and memory revenue mix to remain at similar levels
..    Gross margin in mid-20%s due to depreciation expenses associated with ramp-up at Fab 7. Excluding these depreciation expenses, gross margin should be in the low 30%s
..    Operating expense as a percentage of sales likely to remain at current levels
..    Capital expenditures of approximately $800 million
..    Depreciation and amortization of approximately $100-110 million
..    Deferred compensation charge of approximately $7 million, of which approximately $4 million will be charged to operating expenses and $3 million in cost of sales

6.  Recent announcements

..   Stabilizing Action and End of Stabilization Period. [2004-04-16]
..   SMIC Enhances IP Portfolio With Artisan's 0.15-Micron IP Platform.
    [2004-03-31]
..   Semiconductor Manufacturing International Corporation (SMIC) Regrets Taiwan
    Semiconductor Manufacturing Company (TSMC) Smear Campaign Again.[2004-03-24]
..   Semiconductor Manufacturing International Corporation Share Price Fixed at
    HK$2.69 Per Share. [2004-03-15]
..   Semiconductor Manufacturing International Corporation Announces Proposed
    Dual Listing on SEHK and NYSE. [2004-03-07]

--------------------------------------------------------------------------------
         Please visit SMIC's website www.smics.com for further details regarding the above announcements.

SMIC Financials

              Semiconductor Manufacturing International Corporation
                           CONSOLIDATED BALANCE SHEETS
                                 (In US dollars)

                                                                            For the three months ended
                                                                       -----------------------------------
                                                                         Mar. 31, 2004     Dec. 31, 2003
                                                                          (unaudited)
                                                                       -----------------------------------
Balance sheet

ASSETS
Current assets:
 Cash and equivalents                                                     1,373,072,249      445,276,334
 Short-term investments                                                      27,306,329       27,164,603
 Accounts receivable, net of allowances of $76,435
  on March 31, 2004 and $114, 473 on December 31, 2003)                     116,812,161       90,538,517
 Inventories                                                                 85,479,153       69,923,879
 Prepaid expense and other current assets                                    17,792,517       15,387,319
 Assets held for sales                                                       32,589,744       32,591,363

                                                                      ----------------------------------
Total current assets                                                      1,653,052,153      680,882,015
                                                                      ----------------------------------

Land use rights, net                                                         34,975,122       41,935,460
Properties, plant and equipment, net                                      2,115,338,834    1,523,564,055
Acquired intangible assets, net                                              60,973,178       14,120,465
Investments held to maturity                                                  3,004,297        3,004,724

                                                                      ----------------------------------
TOTAL ASSETS                                                              3,867,343,584    2,290,506,719
                                                                      ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt                                           95,991,558                -
 Redeemable convertible promissory note                                               -       15,000,000
 Accounts payable                                                           309,071,430      211,762,334
 Note payable to stockholder                                                          -       27,018,043
 Deposits received from stockholders                                         37,972,810       38,351,407
 Accrued expenses and other current liabilities                              50,978,423       33,298,915

                                                                      ----------------------------------
Total current liabilities                                                   575,014,221      325,430,699
                                                                      ----------------------------------

Long-term liabilities:
 Long-term debt                                                             397,898,517      479,960,575

                                                                      ----------------------------------
Total long-term liabilities                                                 397,898,517      479,960,575
                                                                      ----------------------------------

                                                                      ----------------------------------
Total liabilities                                                           972,912,738      805,391,274
                                                                      ----------------------------------

Commitments

Stockholders' equity:
 Common stock, $0.0004 par value, 50,000,000,000 shares
  authorized, shares issued and outstanding 242,595,000
  in 2003 and 18,201,735,490 on March 31, 2004                                7,280,694            9,703

 Series A convertible preferred stock, $0.0004 par value,
  1,000,000,000 shares authorized, shares issued and
  outstanding 954,977,374 in 2003 and nil on March  31, 2004                          -          381,990

 Series A-1 non-convertible preferred stock, $0.00001 par value,
  1,000,000,000 shares authorized, shares issued and outstanding
  219,499,674 in 2002 and nil on March 31, 2004                                       -            2,195

 Series A-2 non-convertible preferred stock, $0.0004 par value,
  42,373,000 authorized, shares issued and outstanding 219,499,674
  in 2002 and nil on March 31, 2004                                                   -           16,949

 Series B convertible preferred stock, $0.0004 par value, 50,000,000 authorized, shares issued and outstanding 2,350,000 and nil on
  March 31, 2004                                                                      -              940

 Series C convertible preferred share, $0.0004 par value, 215,285,714 authorized, shares issued and outstanding 181,718,858 and nil on
  March 31, 2004                                                                      -           72,688

 Series D convertible preferred shares, $0.0004 par value, 122,142,857 authorized, shares issued and outstanding 7,142,857 in 2003 and nil
  on March 31, 2004                                                                   -            2,857

 Warrants                                                                       124,920       37,839,931
 Additional paid-in capital                                               3,291,984,495    1,835,907,420
 Subscription receivable from stockholders                                  (93,000,000)    (105,420,031)
 Notes receivable from stockholders                                         (34,160,683)     (36,026,073)
 Accumulated other comprehensive income(loss)                                   254,625          199,827
 Deferred Stock compensation                                                (79,375,571)     (40,582,596)
 Accumulated deficit                                                       (198,677,634)    (207,290,355)

                                                                      ----------------------------------
Total stockholders' equity                                                2,894,430,846    1,485,115,445
                                                                      ----------------------------------

                                                                      ----------------------------------
TOTAL LIABILITY AND STOCKHOLDERS' EQUITY                                  3,867,343,584    2,290,506,719
                                                                      ==================================

             Semiconductor Manufacturing International Corporation
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In US dollars)

                                                                                     For the three months ended
                                                                                  --------------------------------
                                                                                    Mar. 31, 2004   Dec. 31, 2003
                                                                                    (unaudited)      (unaudited)
                                                                                  --------------------------------
Sales                                                                               186,936,986      145,047,669
Cost of sales                                                                      (124,115,756)    (112,547,691)
Cost of sales - Amortization of deferred stock compensation                          (2,665,247)      (1,785,845

                                                                                  ------------------------------
Gross profit (loss)                                                                  60,155,983       30,714,133
                                                                                  ------------------------------

Operating expenses:
  Research and development                                                          (16,539,866)      (9,340,842)
  General and administrative expenses                                               (10,684,939)     (12,251,115)
  Selling and marketing expenses                                                     (1,746,901)      (2,269,596)
  Amortization of deferred stock compensation*                                       (4,338,052)      (2,234,743)
                                                                                  ------------------------------
Total operating expense                                                             (33,312,758)     (26,096,296)
                                                                                  ------------------------------

Income (loss) from operating                                                         26,843,225        4,617,837

Other income (expenses):
  Interest income                                                                     1,483,715        2,982,930
  Interest expense                                                                   (2,743,377)        (925,647)
  Other, net                                                                          1,868,584        4,203,136
  Provision for income taxes

                                                                                  ------------------------------
Net income (loss)                                                                    27,452,147       10,878,256
                                                                                  ==============================

Deemed dividends on preference shares (1)                                           (18,839,426)      (2,530,728)

                                                                                  ------------------------------
Net income (loss) attributable to ordinary shareholders                               8,612,721        8,347,528
                                                                                  ==============================
Net income (loss) per share, basic                                                       0.0033           0.0867

Net income (loss) per ADS, basic (2)                                                     0.1630           4.3340

Net income (loss) per share, diluted                                                     0.0005           0.0005

Net income (loss) per ADS, diluted (2)                                                   0.0273           0.0268

Shares used in calculating basic net income (loss) per share (in millions)                2,641               96
                                                                                  ==============================

Shares used in calculating diluted net income (loss) per share (in millions)             15,793           15,566
                                                                                  ==============================
*Amortization of deferred stock compensation related to:

  Research and development                                                            1,315,047          947,181
  Selling and marketing expenses                                                        628,341          836,871
  General and administrative expenses                                                 2,394,664          450,691
                                                                                  ------------------------------
                                                                                      4,338,052        2,234,743
                                                                                  ==============================

(1) Deemed dividends, which are non-cash and non-recurring expense items, represent the differences between the sale and conversion prices of warrants to purchase Series D convertible preference shares the Company issued in 1Q04 and their respective fair market values. The warrants expired upon the closing of the initial public offering of the Company.

(2) 1 ADS equals 50 ordinary shares.

[LOGO]

             Semiconductor Manufacturing International Corporation

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In US dollars)

                                                                           For the three months ended
                                                                      ---------------------------------
                                                                         Mar. 31, 2004    Dec. 31, 2003
                                                                          (unaudited)      (unaudited)
                                                                      ---------------------------------
Operating activities

Income (loss) attributable to holders of ordinary shares                   8,612,721          8,347,528
Deemed dividends on preference shares                                     18,839,426          2,530,728
                                                                      ---------------------------------
Net income (loss)                                                         27,452,147         10,878,256
Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
Gain on disposal of plant and equipment                                     (198,351)                 -
Bad debt expense                                                             (38,038)          (308,660)
Depreciation amortization                                                 84,263,652         68,897,694
Non-cash interest expense                                                          -            397,381
Amortization of acquired intangible assets                                 3,237,098          1,040,958
Amortization of deferred stock compensation                                7,003,300          4,020,288
Stock compensation from Series C convertible preference shares                     -          2,707,201
Changes in operating assets and liabilities:
  Accounts receivable                                                    (26,235,606)       (22,881,736)
  Inventories                                                            (15,555,274)          (325,708)
  Prepaid expense and other current assets                                (1,218,597)        (2,061,024)
  Accounts payable                                                        13,125,287          2,841,578
  Accrued expense and other liabilities                                   17,367,340         (1,121,709)

                                                                      ---------------------------------
Net cash provided by (used in) operating activities                      109,202,958         64,084,819
                                                                      ---------------------------------

Investing activities

Purchase of property, plant and equipment                               (225,979,371)      (163,863,785)
Purchase of acquired intangible assets                                             -           (705,000)
Purchase of short-term investments                                        (2,093,043)        (5,020,216)
Purchase of long-term investments                                                427                  -
Sale of short-term investments                                             2,017,960                  -
Proceeds received for assets held for sales                                  445,071          4,562,934
Proceeds from disposal of plant and equipment                                 38,057                  -

                                                                      ---------------------------------
Net cash used in investing activities                                   (225,570,899)      (165,032,067)
                                                                      ---------------------------------

Financing activities

Proceeds from short-term borrowings                                                -        (33,624,510)
Repayment of note payable to stockholder for land use rights             (13,658,773)                 -
Proceeds from long-term debt                                              13,929,500                  -
Repayment of redeemable convertible promissory note                      (15,000,000)                 -
Proceeds from issuance of ordinary shares                              1,017,051,336                  -
Proceeds from issuance Series C convertible preference shares                      -         92,690,468
Proceeds from issuance of Series D convertible preference shares          29,975,000                  -
Proceeds from exercise of employee stock options                           1,840,682            601,636
Collection of subscription receivables                                    12,420,031             79,969
Change in deposit received from stockholders                                (378,597)         7,582,960
Payments for ordinary shares issuance cost                                (1,403,478)                 -
Payments for Series C issuance cost                                         (600,000)                 -

                                                                      ---------------------------------
Net cash provided by financing activities                              1,044,175,701         67,330,523
                                                                      ---------------------------------

                                                                      ---------------------------------
Effect of exchange rate changes                                              (11,845)            20,125
                                                                      ---------------------------------

Net decrease in cash and cash equivalents                                927,795,915        (33,596,600)

Cash and cash equivalents - 1/1/2004(10/1/2003)                          445,276,334        478,872,934

                                                                      ---------------------------------
Cash and cash equivalents - 3/31/2004(12/31/2003)                      1,373,072,249        445,276,334
                                                                      ---------------------------------